UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2010
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006 Convertible Note Interest Payment
Brisbane, Australia — Thursday, 10 June 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited advises that the payment of interest on Convertible Notes for the period 1 April 2010 to 30 June 2010 will occur as follows:

Event:		Date
1.	Record date to identify the Note Holders entitled to receive interest payments on the Convertible Notes (determined in accordance with the Listing Rules).	22 June 2010

2.	Interest payment date	30 June 2010
Interest is payable at 10% per annum.
The interest payment for this period is 0.33658 cents for each Convertible Note.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
  Metal Storm Limited
ABN
  99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40 fully paid ordinary shares

3	Principal terms of the +securities
	(e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued upon exercise of quoted options.

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	$0.15 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to exercise of quoted options.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 June 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,126,414,691 107,602,756 32,756,332 27,863,621	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	57,225,444	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

     Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 9 June 2010
(Company Secretary)
Print Name:	PR Wetzig

== == == == ==

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 9 June 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	31,904,133
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		57,225,444

METAL STORM LIMITED ACN 064 270 006
CEO Bulletin
Brisbane, Australia — Tuesday, 8 June 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Fellow Shareholders,
The last three months have delivered an unprecedented level of customer demand for Metal Storm products. The US Marines have placed product orders with us and have awarded us an important program that we have been tracking for several years — the Mission Payload Module — Non-Lethal Weapon System.
Meanwhile interest in the defence and law enforcement communities is also growing strongly. Not since the early years of Metal Storm technology have we seen as much activity in the press and positive feedback to the Company. This time it is what we are capable of delivering now rather than what might be possible in the future that is exciting the readers,
After over a decade of development our military and law enforcement customers are firing all our weapon systems in a production representative form. Our sales team has at last the ability to hand each of our weapons to the customer and have him experience it as is. Finally our customers can feel what it is like to use the weapons and to see how they will satisfy their existing capability gaps — the response has been outstanding.
We now have customer demand growing rapidly — next we need to transition the products to manufacturing so that we can start to sell them.
So, let me expand on these points:
Mission Payload Module — Non-Lethal Weapon System (MPM) Contract
I will be issuing a separate CEO Bulletin on the MPM System Development Contract in the coming days as soon as I get appropriate approvals. However, most importantly:
•	MPM is a “program of record”; a real weapons procurement program to equip the US Marines with 312 new weapon systems mounted to Transparent Armor Gun Shields on “Humvees”

•	These are not simple handheld grenade launchers — each one is a sophisticated multi-barrel weapon system that can deliver a high volume of munitions onto its intended targets.

•	Metal Storm is the only provider that has been chosen by the Marines to participate at each major stage of the program to date. This system development phase contract will be followed by a tendered production phase, which we are well positioned to win.

•	The cost of the weapon systems themselves plus the ongoing value of ammunition sales for this program would be extremely valuable to Metal Storm
I am looking forward to providing more detail as soon as approvals are received.

Metal Storm Limited
ACN 064 270 006
IED Training Kit Contract
The Improvised Explosive Device (IED) Training Kit is a unit specified in detail by the US Marines, and designed by Metal Storm. It provides Explosive Ordnance Disposal (EOD) teams with the equipment they need to build a broad range of IED’s typically used by the enemy, and then learn how to defeat them.
The first of the kits has already been delivered to the Marine base at 29 Palms, California, and we are ramping up production of the rest for delivery over the coming months. We will be delivering a total of 45 kits to locations throughout the world where US Marines EOD teams are based. Two other military forces have also expressed interest in similar kits
I’d like to congratulate the Metal Storm Inc engineering team for developing an innovative design that packs so much content into one metal box (shown left).
Customer Demand
As I mentioned earlier customer demand has been growing as word of our products, and particularly demonstrations of their capabilities, enters our mainstream markets.
Recent editorial articles from highly respected defence and law enforcement industry magazines have been a driving force in this growth.
On 20th May, the widely read Police Magazine in the US featured a superb article on MAUL™, making clear its revolutionary characteristics for use in law enforcement applications. This was reinforced through their direct e-Newsletter sent to over 48,000 subscribers in law enforcement and related industries. Within 3 days we had 93 enquiries from interested law enforcement professionals throughout the USA. The article can be found at
policemag.com/Channel/Weapons/Articles/2010/05/Reinventing-the-Shotgun.aspx

Metal Storm Limited
ACN 064 270 006
Last week another US Publication, Tactical Weapons Magazine devoted a 4 page spread to MAUL™ and other Metal Storm weapons, including FireStorm™ and 3GL. The July edition with this article is due on newsstands very soon.
To read the online summary and access the full article, go to:
tactical-life.com/online/tactical-weapons/maul-’em/
Meanwhile Metal Storm has been marketing its products more aggressively. In early May we exhibited at the “Mock Prison Riot” event held by the Department of Justice. This event brings together prison officers, law enforcement and military personnel with a specific focus on non-lethal weapons technology. MAUL™ was a real hit among the attendees.
Law enforcement personnel queue to see MAUL™ at the Mock Prison Riot exhibition held by the US Department of Justice.
We exhibited at the National Defense Industry Association (NDIA) Joint Armaments Conference, Exhibition and Firing Demonstration in Dallas on 17th to 20th May. In addition to business development personnel, representatives of our engineering team studied recent developments and examined other weapon systems on the show floor.
Metal Storm products were also exhibited at the Alternative Weapons Summit on 24th to 26th May. Like the Mock Prison Riot, this conference was focused on the less-lethal weapons market.

Metal Storm Limited
ACN 064 270 006
Visit by Australian Defence Force Officers
Also in May, Metal Storm hosted a visit to our Australian Headquarters and Weapons Testing Facility by 45 officers from the Australian Defence Force.
The 4-hour visit included a full presentation on the company and its key weapons systems, as well as a series of displays showing the evolution of the technology through to the present day systems. The officers were able to examine the weapons and ammunition in detail and experience the handling of 3GL and MAUL™, resulting in extremely valuable, positive feedback on the weapons and their potential application.
“Lt Colonel Chris Miles, Chief Instructor, Capability & Technology Management College, examines the 3GL
Product Progress
40mm HEDP Ammunition
Our 40mm HEDP ammunition has now successfully passed a large proportion of the testing needed for qualification. In each of the tests in the table below the Metal Storm STORM40 HEDP round has met or exceeded required standards.

Warhead Type
Test	Std	Description	Tested

Velocity	MIL	Velocity analysis of rounds fired from all 3 positions	HEDP and TP

Operating pressure	REQ	Measurement of barrel pressures during firing	TP

Accuracy	MIL	Accuracy of the STORM40 on a point target at 100m and area target at 200m	HEDP

Dispersion	MIL	Dispersion of the STORM40 on a point target at 100m and area target at 200m	HEDP

Hot	MIL	Testing round function and performance at +71 degrees Celsius	HEDP and TP

Cold	MIL	Testing round function and performance at -54 degrees Celsius	HEDP and TP

Water Immersion	MIL	After 1hr, 1m below the surface of water there is no ingress of water to the STORM40 round	HEDP

14m HEDP No —Arm	MIL	Testing to ensure HEDP does not arm before 14 m	HEDP

28m HEDP Arm	MIL	Testing to ensure HEDP is armed after 28m	HEDP

Reliability	MIL	Testing to ensure reliability of the STORM40 round meets MIL requirements	HEDP and TP

Fragmentation Pattern	MIL	Testing to ensure the fragmentation pattern of the HEDP is not adversely impacted by the tail assembly	HEDP

Endurance	MSL	Firing a large number of rounds through a weapon without cleaning or other maintenance to ensure that prolonged	HEDP and TP

Metal Storm Limited
ACN 064 270 006

Warhead Type
Test	Std	Description	Tested

use does not affect firing performance

30% over pressure	MSL	Exposing the rounds in position 2 and 1 to a 30% overpressure induced by firing the front round (position 3)	HEDP and TP

1.5m unpackaged drop	MIL	Dropping the round 1.5 m unpacked, remaining functional	HEDP and TP

Firing rear round in stack	MSL	Firing the rear round in a stack of 3 to ensure HEDP remains safe and barrel pressures remain acceptable	HEDP and TP

Steel plate penetration	MIL	Testing to ensure HEDP detonation on Steel plate penetrates 2 inches	HEDP

Gravel Pad function	MIL	Testing to ensure HEDP detonates on impact with gravel pad	HEDP

Noise	MIL	Testing to ensure sound levels during firing are acceptable for users	HEDP

Clip Test	MSL	Development testing to ensure clip remains reliable through wide range of temperatures and operating environments	HEDP and TP

Load unload	MSL	Ensuring the load and unload of the weapon remains acceptable for individual reload within the weapon system	HEDP and TP

Maximum RPM	MSL	Testing the STORM40 HEDP and TP are capable of arming at high rates of fire (1800 rpm per barrel)	HEDP and TP
The remaining tests have been planned in detail, and will be carried out as soon as appropriate funds are accumulated.
3GL
Fine-tuning of the 3GL is continuing with the new “bullpup” design style. By fine tuning we mean, for example, refining the capacitor choice on the fire control unit PCB based on shock loading the capacitors electrically 20,000 times and mechanically over 300 times under simulated recoil in each potential capacitor orientation. Such testing takes a great deal of time and patience, but weapon ruggedness and reliability over time is critical to our success and we take it very seriously.
MAUL™
As mentioned above, our MAUL™ 12-gauge shotgun accessory is proving extremely popular at exhibitions and test firing events. 3 MAUL™s were recently purchased for testing by Defense Canada.
MAUL™ is currently operational with non-lethal blunt impact rounds, and the engineering team is now undertaking performance testing on the MAUL™ 18mm close in door breaching munitions. Further ammunition natures are planned and are being prioritized according to customer requirements.
FireStorm™
FireStorm™ technology, having proven itself in the previous MPM contract, is now being integrated into the core of the Metal Storm’s new MPM weapon system. The MPM contract will be the subject of a separate and exclusive CEO Bulletin, in which I am looking forward to telling you more about this exciting program once appropriate approvals are granted.

Metal Storm Limited
ACN 064 270 006
Moving Forward.
Securing sufficient finance to keep the company moving forward at pace remains a challenge, but the Board and Management continue to work it aggressively on better and longer-term solutions to funding Metal Storm. Our share price reflects the scale of this challenge, and also the general state of the global markets.
What is clear, however, is that we continue to make substantive progress even through the recent financial challenges, and it is now clearer than ever that there are customers that genuinely see the benefits of our weapons and want to use Metal Storm weapons as soon as they can be made available.

Lee Finniear
CEO Metal Storm
8 June 2010

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
  Metal Storm Limited
ABN
  99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,141 fully paid ordinary shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued upon exercise of quoted options.

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	$0.15 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to exercise of quoted options.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 June 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,126,414,651 107,602,756 32,756,332 27,863,661	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	57,225,444	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)		Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional
+securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000

10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 4 June 2010
(Director)
Print name: Mr TJ O’Dwyer

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 4 June 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	31,904,133
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		57,225,444

METAL STORM LIMITED ACN 064 270 006
Metal Storm delivers to US Marines
Brisbane, Australia — 1 June 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm is pleased to report that Metal Storm Inc (MSI) has delivered the first of forty five Improvised Explosive Device (IED) Training Kits to the US Marine Corps at 29 Palms, California. Metal Storm is manufacturing the kits to be delivered to US Marines Explosive Ordnance Disposal (EOD) teams across the globe.
The IED Training Kits manufactured by Metal Storm include a broad range of equipment and materials that are used by US Marine EOD units to replicate IEDs currently found in the theater of operation. This will allow the most realistic training means possible because EOD personnel will construct their own IED devices using the same or similar components that are found in IED’s used by the enemy.
Metal Storm CEO, Dr Lee Finniear said that IEDs are one of the most significant threats to troops and vehicles in today’s war zones, and that the expertise of EOD teams is paramount in defeating these devices.
“We are pleased to be involved in supporting a mission capability that is saving the lives of allied troops in these conflict zones” he said.
“Recently, two other military forces have expressed interest in IED Training Kits, and the Company is in dialog to establish an understanding of their requirements”.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: June 11, 2010	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary